EFES

02060534

02 DEC 16 AM 9:01

File: 082-04144

December 10, 2002

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, the announcement from Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the restructure of the Turkish Coca-Cola Business.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

12/18

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Bahçelievler Mah. Adnan Kahveci Bulvarı No: 5 P.K. 1 34592 Bahçelievler - İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

FOR GENERAL RELEASE TO THE PUBLIC
DECEMBER 10TH, 2002

Announcement from Anadolu Efes Biracılık ve Malt Sanayii A.Ş. ("AEFES.IS") regarding the restructure of the Turkish Coca-Cola Business

In the context of the restructuring process of Turkish Coca-Cola operations, Anadolu Efes Board of Directors has taken a resolution on December 9th 2002 to sell off its 556,010,421 shares corresponding to 33,31% in its subsidiary "Coca-Cola Satış ve Dağıtım A.Ş." (referred hereinafter as "CC Turkey Sales Company"), to its 33.33% subsidiary "Coca-Cola İçecek Üretim A.Ş." (referred hereinafter as "CC Turkey Production Company"), at a price of 52,000TL per share amounting to 28,912,541,892,000TL in total.

On the other hand, CC Turkey Production Company will realize a cash capital increase by 86,797,302,182,000TL, which will be increasing its paid-in capital from 136,884,226,467,000TL to 223,681,528,649,000TL, as was announced by the respective company earlier. According to the above mentioned resolution, Anadolu Efes will use its pre-emptive rights in full, to contribute to the corresponding cash capital increase of CC Turkey Production Company by 28,930,276,859,000TL

The other shareholders of CC Turkey Sales Company and CC Turkey Production Company also have an approximately equal percentage of shares in each of the two companies, and they have also decided to sell their shares in CC Turkey Sales Company to CC Turkey Production Company. All these transactions incorporated in the restructuring process aim at making CC Turkey Sales Company a wholly owned subsidiary of CC Turkey Production Company.

The per share price of 52.000 TL has been approved by due verdict of an Istanbul Court of Commerce and both the collection of sale proceeds and the reimbursement of corresponding cash capital increase are synchronized so as not to cause any major cash in- or out-flows between the CC Turkey Production Company and its respective shareholders.

Accordingly, the proceeds from the sale of our shares in CC Turkey Sales Company will be used entirely for the payment of cash capital increase in the CC Turkey Production Company following its General Assembly which will be held on December 24th 2002.

As a result of Turkish Tax Code - article 38 - regarding the "cost increase fund", the difference between the sales revenue and booked cost of shares to be sold will be recorded as "capital reserves" and therefore will cause no tax consequences.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr